

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2012

Via E-mail
David Sach
Executive Vice President and Chief Financial Officer
Central European Media Enterprises, LTD.
Mintflower Place, 4th Floor
8 Par-La-Ville Rd, Hamilton, Bermuda

> **Re:** **Central European Media Enterprises LTD.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **Amendment No. 1 to Form 10-K for the Year Ended December 31, 2011**
> **Filed April 20, 2012**
> **Form 10-Q for the Period Ended June 30, 2012**
> **Filed August 1, 2012**
> **File No. 000-24796**

Dear Mr. Sach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

IV. Critical Accounting Policies and Estimates

Impairment of goodwill, indefinite lived-intangible assets and long-lived assets, page 44

1. You disclose that "[i]n order to check the reasonableness of the fair values implied by our cash flow estimates we also calculate the value of our Class A common stock implied by our cash flow forecasts and compare this to actual traded values to understand the difference between the two." Please tell us the nature of each difference and the reasons

for such difference. If the difference is due to a control premium, tell us the specific factors and circumstances considered in determining such control premium.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2011

Compensation Discussion And Analysis, page 10

2011 CEO and Senior Management Non-equity Incentive Plan Targets and Awards, page 12

2. Going forward, please clarify how non-equity incentive plan awards are calculated by disclosing all of the material quantitative financial and operating performance targets. We note, for example, that you did not disclose the average prime time audience share delivered by MPE productions target for Mr. Boncea. For each material financial and operating performance target disclose actual performance as well as the weighting each measure accounted for in determining total achievement of the 70% quantitative component. We encourage you to consider using tables to illustrate how the awards were calculated.

3. In addition, please explain the parameters the compensation committee considered to determine any Special Performance Awards earned by your CEO. For example, you should explain how any awards paid out due to the refinancing of senior debt were "based on the amount of such debt refinanced."

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 30

4. Disclose the duration of the Investor Rights Agreement and the Voting Agreement. Refer to Instruction 7 to Regulation S-K Item 403.

Form 10-Q for the Period Ended June 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Credit rating and future debt issuances, page 57

5. If retained in future filings, clarify what you mean by "[w]e intend to stay within a range of" the liquidity parameter to maintain at least US $125.0 million of cash in your Restricted Subsidiaries.

Item 1A. Risk Factors, page 61

Risks Relating to our Financial Position, page 61

If our goodwill, indefinite-lived intangible assets and long-lived assets become impaired, we may be required to record significant charges to earnings, page 63

6. We note that your market capitalization continues to be significantly below the carrying values of your goodwill and intangible assets. We also note that each of your broadcast reporting unit revenues have decreased as compared to the prior period and the OIBDA for your Bulgaria, Czech Republic, Romania, Slovak Republic and Slovenia broadcast reporting units have decreased as compared to the prior period. Please tell us and disclose how you considered the factors disclosed here in concluding that an interim impairment test was not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David Sach
Central European Media Enterprises, LTD.
August 28, 2012
Page 4

You may contact Dean Suehiro, Staff Accountant, at 202-551-3384 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director